Exhibit 99.1
Gary D. Engle
James A. Coyne
200 Nyala Farm Rd.
Westport, CT 06880

November 11, 2003

Mr. Walter Auch
Mr. Joseph Bartlett
Mr. Robert Ungerleider
Semele Group Inc.

Re: Proposed Acquisition of Semele Group Inc.

Dear Messrs. Auch, Ungerlieder and Bartlett:

This letter supercedes our letter to you dated May 5, 2003 regarding a proposed acquisition of substantially all of the shares of Semele Group Inc. (the "Company"). We are prepared to make a voluntary tender offer for all shares not beneficially owned by us at $1.20 per share (the "Per Share Amount") subject to the Company completing a 1 for 1000 reverse stock split (the "Split"), in which stockholders owning fewer than 1000 shares will receive $1.20 per share for their shares.   The Tender Offer would commence immediately upon the completion of the Split. The Per Share Amount is the amount to be paid, in both cases, for pre-split shares.

We request that the Special Committee of the Board of Directors, together with its financial and legal advisors, evaluate the fairness of this proposal for purposes of the Special Committee making a recommendation with respect to the proposal.

Depending on the response of the Special Committee to this proposal, and other factors deemed relevant by us, we may formulate other plans and/or make other proposals, and take such actions with respect to our investment in the Company, as we may determine to be appropriate. We may also amend or withdraw this proposal at any time at our sole discretion.

Our proposal is merely an expression of interest and is not intended to be legally binding in any way. If an offer were to be made, it would be made in accordance with all applicable securities laws and would involve the filing of appropriate materials with the Securities and Exchange Commission and the mailing of appropriate materials to the public shareholders of the Company.

Please be advised that we intend to disclose this proposal in an amendment to our Schedule 13D’s relating to shares of the Company's common stock currently owned by our affiliates and us as required by law.

We appreciate your consideration of this proposal and look forward to your response.

Very truly yours,

Gary D. Engle

James A. Coyne

Cc: Michael Choate, Shefsky & Froelich Ltd.